EXHIBIT 11.1

COMPUTATION OF NET INCOME PER SHARE

SOUTHEASTERN BANK FINANCIAL CORPORATION

AND SUBSIDIARIES

	Year ended December 31,
	2006	2005	2004
Net income	$11,159,672	$9,954,209	$8,704,276
Basic and diluted net income per share:
Weighted average number of common shares outstanding	5,324,558	5,257,904	5,247,901
Basic net income per share	$2.10	$1.89	$1.66
Weighted average number of common and common equivalent shares Outstanding	5,371,656	5,350,384	5,323,924
Diluted net income per share	$2.08	$1.86	$1.63

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